January 10, 2007
Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re: Comment Letter dated December 18, 2006
Dear Mr. Hartz:
Following are our responses to the Commission’s comments contained in the aforementioned Comment Letter:
Form 10-K for the Fiscal Year Ended December 31, 2005
Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates
1.	We note that for fiscal year 2005 you utilized a 10% discount rate for purposes of testing your reporting units’ goodwill for impairment. We further note that you subsequently increased the discount rate to 11% for fiscal year 2006. Please tell us with a view toward future disclosure the following:
•	Your basis for using a 10% discount rate in 2005 and an 11% discount rate in 2006.

•	The factors that impacted your decision to increase the discount rate to 11% in 2006.

•	The impact of changing the discount rate to 11% on your testing of goodwill for impairment. If you had continued to use a 10% discount rate in 2006, would any of your reporting unit’s carrying value exceed your estimated fair value?

•	The reporting units with estimated fair values that do not materially exceed the carrying value for fiscal years 2005 and 2006.
Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.
Our responses are as follows:
•	Kaydon derives the discount rate for purposes of testing our reporting units’ goodwill for impairment based upon our consideration of all the material relevant facts, expectations, and assumptions regarding the risks associated with the reporting units’ estimated cash flows. Based on these considerations, we have

Mr. John Hartz
January 10, 2007

concluded that the appropriate discount rate to use is the value-weighted average of Kaydon’s estimated cost of equity and estimated cost of debt (“cost of capital”) in the marketplace at the time. Using both known and estimated, customary, marketplace metrics to calculate the cost of capital in 2005 resulted in a 10% discount rate. Utilizing the same, customary, marketplace metrics and calculation methodology in 2006 resulted in an 11% discount rate.

•	The principal marketplace metrics used in the estimation of the discount rate which changed from 2005 to 2006, were an increase in the variability of market returns on Kaydon equity and, to a lesser extent, an increase in long-term interest rates. Our calculation methodology was unchanged during 2006.

•	The utilization of an 11% discount rate in 2006 resulted in the estimated fair values of our reporting units being lower than they would have been using a 10% discount rate. The results of our 2006 testing for impairment, utilizing an 11% discount rate, indicated that none of our reporting units’ carrying values exceeded their estimated fair values. If we had continued to use a 10% discount rate in 2006, none of our reporting units’ carrying values would have exceeded our estimated fair values.

•	In 2006, utilizing an 11% discount rate, each of the estimated fair values of our reporting units exceeded their carrying values by at least 15%. In 2005, utilizing a 10% discount rate, each of the estimated fair values of our reporting units exceeded their carrying values by at least 23%.

2.	In future filings, please revise your retirement benefits disclosure to state the impact of a plus or minus 1% change in the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, inflation rates, retirement rates, and mortality rates, as you have stated these are your significant assumptions used in estimating your retirement benefits. Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

In future filings, we will revise our retirement benefits disclosure to state the impact of a plus or minus 1% change in a significant assumption used in estimating our retirement benefits when a reasonably likely change in the assumption would have a material effect on our financial condition or operating performance.

Mr. John Hartz
January 10, 2007

Note 12 Business Segment Information
3.	We note from your Business section disclosure on page 1 that you offer numerous products; however, you have not included revenues from external customers for each of these products, nor have you stated it is impracticable to do so. In future filings, please include the disclosures required by paragraph 37 of SFAS 131, or tell us why you do not believe additional disclosure is required. Please refer to Section II.L.3. of the SEC Current Accounting and Disclosures Issues in the Division of Corporation Finance dated December 1, 2005 where we note that your assessment of similar products should not be overly broad.

We have considered the requirements of paragraph 37 of SFAS 131 in our past filings, and we believe that our disclosures are consistent with its objectives. In our segment footnote we describe the major product lines included in each of our three reportable segments, Friction and Motion Control Products, Velocity Control Products, and Sealing Products. Our assessment is that anti-friction bearings, split roller bearings, specialty balls and retaining devices (Friction and Motion Control Products) are a group of similar products, due to the similarities in their content, application, and functionality, and because we expect demand for them will be impacted essentially the same by changes in market conditions. These are all essentially metal products used to reduce or control friction or motion either in manufacturing or material handling applications, or in final assemblies. The primary customers for all of these products are manufacturers of durable goods, and demand for these products will be impacted similarly by industrial production levels and capital spending on plant and equipment.

Further, our assessment is that industrial shock absorbers, safety shock absorbers, velocity controls, gas springs and rotary dampers (Velocity Control Products) are a group of similar products, due to the similarities in their content, application, and functionality, and because we expect demand for them will be impacted essentially the same by changes in market conditions. All of these products are sold by the same operating segment within Kaydon. These are all essentially metal products used to

Mr. John Hartz
January 10, 2007

reduce or control the velocity of moving parts in manufacturing applications, or in final assemblies. The primary customers for all of these products are equipment manufacturers or other assemblers or integrators, and demand for these products will be impacted similarly by industrial production levels and capital spending on equipment.
Also, our assessment is that engine rings, sealing rings and shaft seals (Sealing Products) are a group of similar products, due to the similarities in their content, application, and functionality, and because we expect demand for them will be impacted essentially the same by changes in market conditions. All of these products are sold by the same operating segment within Kaydon. These are metallic and non-metallic products all of which are used essentially to reduce or eliminate leakage in demanding engine and industrial applications. The primary customers for all of these products are engine and compressor manufacturers, and demand for these products will be impacted similarly by aerospace, marine and locomotive engine production levels, and by capital spending in the hydrocarbon processing industry.
Based on the above, we do not believe that our assessment, that the products contained within our reportable segments are groups of similar products, is overly broad.
Sales by our remaining operating segments, which individually do not meet the quantitative thresholds for separate disclosure as a reportable segment, in each case represent less than 6% of our consolidated sales. Therefore, we have concluded that disclosure of revenues from external customers for each of these products was not the intent of paragraph 37 of SFAS 131.
In our segment footnote we disclose sales to external customers by reportable segment, therefore, based on our assessment of similar products, we believe that we have also reported our revenues from external customers for each group of similar products consistent with the objectives and principles of SFAS 131.

Mr. John Hartz
January 10, 2007

Item 9A. Controls and Procedures
4.	We note your statement that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures “provide reasonable assurance that the material information required to be disclosed by the Company in the reports that it files or submits to the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise your disclosure in future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. Please confirm to us that as of December 31, 2005 and each subsequent period your disclosure controls and procedures are effective.

Kaydon confirms that, as of December 31, 2005 and each subsequent period through September 30, 2006, its officers concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Disclosures in future filings will be revised to address our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures.

5.	Further, we note that you included an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise in future filings your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported,

Mr. John Hartz
January 10, 2007

within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Kaydon confirms that its officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Disclosures in future filings will be revised to address our officers’ conclusions regarding the effectiveness of our disclosure controls and procedures.

Form 10-Q for the Fiscal Quarter Ended July 1, 2006
Item 4. Controls and Procedures
6.	We note your disclosure that “[e]xcept for the implementation of new enterprise resource planning (ERP) software at one location, no changes were made to the Company’s internal control over financial reporting...” In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

In future filings, we will state clearly, if correct, that there were changes in our internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Mr. John Hartz
January 10, 2007

We acknowledge that:
•	Kaydon Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kaydon Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Brian P. Campbell
Brian P. Campbell
Chairman, President, Chief Executive Officer, & Chief Financial Officer
Kaydon Corporation